3 April 2001

REUTERS SUBSIDIARY INSTINET UPDATES IPO FILING

No: 06/01

London – Reuters, the global information, news and technology group, announced today that Instinet, its wholly owned electronic brokerage subsidiary, has filed an amendment to the S-1 Registration Statement for a proposed initial public offering (IPO) with the US Securities and Exchange Commission (SEC). This follows comments from the SEC on the initial filing and is part of the normal process towards an IPO.

The amended S-1 Registration Statement gives an indicative price range for the IPO of US$11.00 — US$14.00 per share for an anticipated maximum of 33,925,000 shares (including 4,425,000 shares that the underwriters have an option to purchase to cover over-allotments), which would constitute approximately 14.1 % of Instinet’s capital stock outstanding post-IPO. Instinet filed the initial S-1 Registration Statement with the SEC on 8 February this year.

Instinet is the world’s largest electronic agency securities broker, trading in 40 securities markets, with membership of 20 exchanges throughout North America, Europe, and Asia. It is headquartered in New York and has eight other global offices. Founded in 1969, Instinet was acquired by Reuters in 1987 and has grown substantially under Reuters ownership in both US and international securities markets.

Peter Job, Reuters Chief Executive, said: “This amendment to the S-1 Registration Statement takes us one step closer to the IPO for Instinet, which we still expect to take place in the first half of this year.”

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.

The amended S-1 Registration Statement is available to the public on the SEC’s internet site (http://www.sec.gov).

End

Contacts:

Geoff Wicks Director, Corporate Relations	Tel: +44 (0) 20 7542 8666

geoff.wicks@reuters.com Peter V Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: +44 (0) 20 7542 4890

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites. Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year ended 31 December 2000 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

12 April 2001	08/01

REUTERS CONFIRMS BID TO ACQUIRE CERTAIN ASSETS OF BRIDGE

London – Reuters, the global information, news and technology group, has submitted a bid to acquire certain assets of Bridge Information Systems Inc. Bridge and certain of its affiliates filed a voluntary petition for reorganisation under Chapter 11 of the United States’ Bankruptcy Code with this court earlier this year.

Reuters bid focuses on Bridge’s core US institutional securities businesses. These include Bridge Information Systems in North America; the EJV bond data and analytics business; the Bridge Trading Company brokerage business; the Bridge Trading Technologies and Transaction Services businesses; the eBridge Internet business; and an option on Bridge’s interest in Savvis Communications.

The current bid excludes a number of Bridge’s businesses including the ADP and Telerate businesses; Bridge Information Systems outside of North America; BridgeNews; the Bridge Commodity business; and Bridge’s interest in BridgeDFS.

In accordance with the Bankruptcy Court’s order, a final auction is to take place on 16 April 2001 with the final offer selected by Bridge to be submitted to the Bankruptcy Court for approval at a hearing scheduled for 19 April 2001, all subject to extension or modification by Bridge or the Bankruptcy Court. During this time Bridge, Reuters and the other bidders may engage in discussions with one another, which may result in revised bids or other modifications. Specific proposed terms are not permitted to be disclosed due to confidentiality restrictions required by the Bankruptcy Court.

End

Contacts:

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com	Tel: +44 (0) 20 7542 8666

Adrian Duffield Manager, Group Corporate Relations adrian.duffield@reuters.com	Tel: +44 (0) 20 7542 4728

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites. Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year ended 31 December 2000 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

These forward-looking statements are made only as of the date hereof and the company undertakes no obligation to update or revise these forward-looking statements whether as a result of new information, future events or otherwise.

19 April 2001

REUTERS ESTABLISHES FIRST GLOBAL CUSTOMER MANAGEMENT CENTRE

London — Reuters, the global information, news and technology group, has opened its first global Customer Relationship Management Centre (CRMC) in London as part of a £300 million business transformation programme. The London CRMC is one of the first deliverables of the programme which aims to migrate Reuters business to an internet business model supported by web-enabled internal systems and processes.

The London CRMC, which is staffed by over 120 executives, is located in Reuters Technical Centre in Docklands. It will provide a combination of tele-sales, account management and services, as well as product support. It will use the latest communications and e-commerce technologies and services for the benefit of Reuters customers. The CRMCs will become a major service channel for Reuters new e-products due for release later this year.

Reuters will expand the existing tele-support centres in Chicago and Geneva, where many of the services are already being provided, into larger and fully comprehensive global CRMCs. It will also open a fourth centre in Sydney. In due course these four centres will provide 24/7 interaction and services to Reuters clients.

The four CRMCs will be fully integrated with Reuters local businesses as well as central groups, thus providing the vital link between staff in sales, account management, marketing and product development as well as business administration. The CRMCs will use Siebel’s CRM Systems which Reuters will also use to manage its customer interactions.

By the end of the year, Reuters expects that over 1,500 of its UK and Ireland customers, representing some 80% of the region’s client base, will be entirely managed by the London CRMC. Currently, the London CRMC receives in the order of 20,000 inbound calls per month and supports some 40,000 users whilst the sales and account management teams make over 10,000 calls per month.

Julie Holland, Managing Director Reuters UK and Ireland, commented: “This multi-million pound project is a clear demonstration of our commitment to provide great service for all our customers. The CRMC’s technology will also enable us to widen cost-effectively our client base.”

End

Contacts:

Steve Arthers Global Customer Service Director steve.arthers@reuters.com	Tel: +41 22 718 2369

Adrian Duffield Manager, Group Corporate Relations adrian.duffield@reuters.com	Tel: +44 (0) 20 7542 4728

Note to editors

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites. Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries.

Reuters and the sphere logo are the trademarks of the Reuters group of companies

20 April 2001	09/01

REUTERS SUBSIDIARY INSTINET UPDATES IPO FILING

London – Reuters, the global information, news and technology group, announced today that, as part of the process of moving towards an initial public offering (IPO) for Instinet, its wholly owned electronic brokerage subsidiary, a second amendment to the S-1 Registration Statement for a proposed IPO with the US Securities and Exchange Commission (SEC) has been filed and includes the following information:

“For the first quarter of 2001 our total revenues were approximately $431 million and our net income was approximately $50 million, an increase of 24% and 18%, respectively, from total revenues of approximately $349 million and net income of approximately $42 million for the first quarter of 2000. Our trading volumes in Nasdaq-quoted and NYSE-listed stocks during the first quarter of 2001 increased 56.0% and 37.0%, respectively, compared with the first quarter of 2000 to 20.1 billion shares and 2.7 billion shares, respectively. Our share of volume in Nasdaq-quoted stocks increased from 11.3% in the first quarter of 2000 to 15.1% in the first quarter of 2001, and our share of volume in NYSE-listed stocks increased from 2.4% in the first quarter of 2000, to 3.0% in the first quarter of 2001. During the first quarter of 2001, our customers used our systems to execute 27.5 million transactions in U.S. equity securities, and 1.7 million transactions in equity securities traded in markets outside the United States.”

The numbers reported by Instinet in the S-1 conform to US GAAP and include soft dollar and commission recapture revenue and interest income. Under UK GAAP, Instinet’s revenue for the first quarter of 2001 was £250 million, up 27% from the first quarter of last year with underlying revenue up 20%.

As previously announced, it is anticipated that the IPO will be for a maximum of 14.1% of Instinet’s capital stock.

Instinet is the world’s largest electronic agency securities broker, trading in 40 securities markets, with membership of 20 exchanges throughout North America, Europe, and Asia. It is headquartered in New York and has eight other global offices. Founded in 1969, Instinet was acquired by Reuters in 1987 and has grown substantially under Reuters ownership in both US and international securities markets.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.

The amended S-1 Registration Statement is available to the public on the SEC’s internet site (http://www.sec.gov).

End

Contacts:

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com	Tel: +44 (0) 20 7542 8666

Peter V Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: +44 (0) 20 7542 4890

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites. Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year ended 31 December 2000 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

26 April 2001

REUTERS SUBSIDIARY INSTINET PUBLISHES THIRD UPDATE FOR IPO FILING

11/01

London - Reuters, the global information, news and technology group, announced today that Instinet, its wholly owned electronic brokerage subsidiary, has filed a third amendment to its S-1 Registration Statement for its proposed initial public offering (IPO) with the US Securities and Exchange Commission (SEC).

This amended registration statement contains a price range of US$11.50 to US$13.50 per share (amended from the previous range of US$11 to US$14 per share) with respect to an offering of 29,500,000 shares of Instinet’s common stock (33,925,000 shares if the underwriters exercise their over-allotment option in full). As previously announced, it is anticipated that the IPO will be for a maximum of 14.1% of Instinet’s capital stock. Reuters expects that the offering of Instinet’s shares will be completed and trading will commence by the end of May.

Instinet is the world’s largest electronic agency securities broker, trading in 40 securities markets, with membership of 20 exchanges throughout North America, Europe, and Asia. It is headquartered in New York and has eight other global offices. Founded in 1969, Instinet was acquired by Reuters in 1987 and has grown substantially under Reuters ownership in both US and international securities markets.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.

The amended S-1 Registration Statement is available to the public on the SEC’s internet site (http://www.sec.gov).

End

Contacts:

Geoff Wicks Tel: +44 (0) 20 7542 8666
Director, Corporate Relations
geoff.wicks@reuters.com

Peter V Thomas Tel: +44 (0) 20 7542 4890
Director, Media Relations
peter.v.thomas@reuters.com

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites.

Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. In 2000 the Group had revenues of (pound)3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year ended 31 December 2000 under the heading `Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

30 April 2001	12/01

BRIDGE DECLARES REUTERS WINNER OF AUCTION

London — Reuters, the global information, news and technology group, said today that its bid to acquire certain assets of Bridge Information Systems Inc has been declared the “highest and best” by Bridge. Bridge and some of its affiliates have been in reorganisation proceedings under Chapter 11 of the US Bankruptcy Code since earlier this year in St. Louis, Missouri and have conducted an auction for their business operations. The bid is subject to approval by Bridge’s board of directors at a meeting today and by a Bankruptcy Court in St. Louis at a hearing scheduled for Thursday, 3 May. Thereafter necessary regulatory approvals will be sought.

The Reuters bid focuses primarily on Bridge’s content and trading applications for US institutional securities businesses, including:

Bridge Information Systems (in North America), a range of products targeted at institutional equities traders and portfolio managers;
EJV, which provides bond pricing, data and analytics services;
Bridge Trading Technologies (BTT), which provides software, information and transaction services to connect brokers and their buy-side clients, including indications of interest, order routing, order management, portfolio management and valuation services;
which includes Bridge Trading, a licensed broker dealer, primarily in NYSE-listed securities;
eBridge, which provides internet solutions to institutional firms; and
CRB Index, a well respected measure of US commodity prices.

These assets should bring significant benefits to the Reuters Group and its customers. Bridge’s buy-side position in the US complements Reuters international sell-side position, and would allow Reuters to further develop its services for the benefit of its growing customer base.

The addition of Bridge’s transaction services and trading technologies businesses to Reuters product offerings would enable market participants to effect transactions and to reach each other more easily and productively. Additionally, the acquisition of Bridge’s fixed income capabilities would enhance Reuters own products by providing comprehensive US data and analytics in this area.

Among assets which Reuters has chosen not to acquire are the ADP retail equity information business, Telerate, Bridge Information Systems outside North America, BridgeNews, the Bridge Commodity business including the Commodity Research Bureau and Bridge’s interest in the Australian company Bridge/DFS. However, Reuters will be entitled to share the proceeds of any sale by Bridge of Telerate or Bridge’s European or Asian operations.

In a joint statement Peter Job, Reuters chief executive, and Tom Glocer, Reuters chief executive designate, said: “Our goal for this acquisition is simple: turn these Bridge assets around and provide real benefits to customers. We have already received support from several major customers who believe the deal is in their best interests. This is a significant step for our US business.

“Bridge’s core US equities information business has a strong base among institutional investors, an area in which Reuters has traditionally been under-represented and where there are a variety of strong competitors. As a result of the acquisition, Reuters will be able to offer clients a fuller complement of news and data products and link Reuters international and sell-side equities client base to the US buy-side, building a cohesive global financial community. Along with Bridge’s assets we are counting on a great deal of talent coming with us to complement our own strong staff.”

The cash consideration for the Bridge assets covered by the Reuters bid is $275 million. Bridge did not calculate financial results for its business segments individually in 2000 but Reuters estimates the 2000 revenue for the Bridge businesses it would acquire was approximately $435 million (including revenues associated with the provision of soft-dollar services). Bridge indicates that it had a total net loss for all of its businesses, including those not covered by Reuters bid, of $106 million in 2000. Reuters estimates that the losses on the businesses being acquired are approximately $6 million per month currently. The bid covers net assets with an approximate book value of $90 million. Reuters expects the impact of the acquisition on earnings per share (pre-goodwill) to be moderately dilutive during the process of integration which is likely to take around two years and involve integration costs of some $65 million. Reuters currently anticipates that this acquisition would be earnings enhancing in 2003.

The transaction is expected to close within four months. From 1 July Reuters will pay Bridge up to $10 million a month through to closing to fund continued operations of the businesses covered by the Reuters bid as well as Telerate’s US operations and various bankruptcy administrative costs. Reuters has also agreed to offer financing to Bridge’s network provider Savvis Communications of up to $7.5 million a month to help fund its operations from May until the transaction has closed.

If the transaction is not completed by the end of August both Reuters and Bridge have the ability to terminate the agreement, subject to an extension by Reuters of two months. Also, Reuters and Bridge will have reciprocal options to cause the purchase by Reuters of certain Bridge businesses included in Reuters bid – BTT (which includes Bridge Trading, Bridge Technologies and StockVal), EJV and Wall Street on Demand – for an aggregate purchase price of $120 million. In addition to the $5 million deposit required for its original bid, Reuters will make a further deposit into escrow of $50 million, which will be paid to Bridge if the transaction is terminated or fails to close as a result of delays from regulatory review. However, the deposit will be repayable to Reuters from the proceeds of any subsequent sale of Bridge assets, other than Bridge’s interests in Bridge/DFS and Savvis, after Bridge has realised proceeds from the options described above and an additional $25 million. Reuters will also have an option to purchase Bridge’s 48% interest in Savvis until three months after closing at the greater of $2.50 per share or the average price during the preceding five trading days.

In addition to Bridge board approval, and bankruptcy court approval, the Reuters bid is subject to agreement on key terms of a new network services contract with Savvis, and to finalising definitive transaction documents with Bridge prior to the 3 May court hearing.

End

Contacts:

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com	Tel: +44 (0) 20 7542 8666

Peter V Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: +44 (0) 20 7542 4890

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites. Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year ended 31 December 2000 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

In addition, Reuters may not be able to complete the acquisition on the terms summarized above or other acceptable terms, or at all, due to a number of factors, including failure to enter into a definitive agreement with Bridge, to get Bankruptcy Court or applicable regulatory approval, or to satisfy other closing conditions.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

The Manager
Company Announcements Office
Primary Markets Division
London Stock Exchange Tower
Old Broad Street
London EC2N 1HP

9th April 2001

Dear Sir

REUTERS GROUP PLC – AVS Security Number: 880057

I enclose notification of a transfer by Thomas Glocer of his interest in ADSs and in certain employee benefit plans to a trust in which he has a beneficial interest.

If there are any queries, please contact Ms J Buswell, Group Regulatory Adviser.

Yours faithfully

Janice Buswell
Group Regulatory Adviser

Enc.

cc:	Chairman PJ THG DJG R E S Martin G Wicks N Gardner B Pringle (Hoare Govett) A Holmes (Ernst & Young)

AVS No. 880057	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New

PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR Thomas Henry Glocer
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest Director			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) Royal Bank of Canada Trustees Ltd
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) Trustees of Thomas H Glocer Life Interest Trust	6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

					Transfer by director of interest in ADSs to a trust in which the director has a beneficial interest
7)	Number of shares/amount of stock acquired 1,911 ADSs	8)	( . %) of issued Class Less than 1%	9)	Number of shares/amount of stock disposed N/A	10)	( . %) of issued Class

11)	Class of security Ordinary Shares underlying ADSs @ 6 ADSs per share	12)	Price per share N/A	13)	Date of transaction 5th April 2001	14)	Date company informed 6th April 2001
15)	Total holding following this notification 1,911 ADS			16)	Total percentage holding of issued class following this notification Less than 1%
IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant (a) February 1994 (b) September 1998 (c) Confirmed 31/5/00 (d) Confirmed 30/5/00			18)	Period during which or date on which exercisable (a) Exercisable Feb 1997 to Feb 2005 (b) Exercisable Sept 2001 to Sept 2005 (c) Vesting Feb 2002 (d) Vesting Feb 2003
19)	Total amount paid (if any) for grant of the option (a), (b), (c), (d) - £nil each	20)	Description of shares or debentures involved:
class, number
(a) Executive options - 2,286 ADSs
(b) All Employee Options - 2,000 shares
(c) Deferred bonus share plan - 75,000 shares
					(d) Deferred bonus share plan - 60,000 shares
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise (a) $7.287 (b) 550 pence (c)£nil (d)£nil			22)	Total number of shares or debentures over which options held following this notification Interest in options or awards relating to 150,716 shares

23)	Any additional information Notification relates to transfer by director of interest in options and awards to Thomas H Glocer Life Interest Trust on 5/4/01	24)	Name of contact and telephone number for queries Ms J. M. Buswell (020) 7542 8187
Signature of authorised company official responsible for making this notification Date of Notification 9th April 2001			Ms J M Buswell, Group Regulatory Adviser